May 24, 2005

To:
Matt Maulbeck
United States Securities and Exchange Commission

From:
Jeff Jenson
Fuel Corporation of America


Re: Comments on Form 8-K submitted April 26, 2005

Fuel Corporation of America ("the Company") acknowledges the following regarding the Comments received from the Commission:

-The company is responsible for the adequacy of the disclosure in its filings;

-staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

-the company (we) may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the Untied states.


Thank you,


/s/ Jeff Jenson
Jeff Jenson
President
Fuel Corporation of America